UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

NEWS RELEASE

For further information contact:
Marcelo Padilla	Maria Barona / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8443	(212) 406-3690/1
marcelo.padilla@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA AND TERRANOVA ANNOUNCE
SHAREHOLDERS’ MEETINGS TO DISCUSS MERGER

  If approved, the merger will create one of the largest forestry groups in the region, with assets of US$1.8 billion in Latin America and the United States.

  On March 24, 2005, Terranova’s registration statement filed in connection with the proposed merger was declared effective by the U.S. Securities and Exchange Commission (SEC).

Santiago, Chile, March 28, 2005 -- Masisa and Terranova’s Board of Directors have agreed to hold shareholders’ meetings on April 12, 2005 and April 13, 2005, respectively, to discuss the approval of the merger by absorption of Masisa by its parent Terranova.

The Board of Directors from both companies will propose, in their respective shareholder meetings, an exchange ratio of 2.56 shares of Terranova stock for one share of Masisa stock.

On March 24, 2005, Terranova S.A. completed the registration process with the Security and Exchange Commission (SEC) in the United States.

Julio Moura, Chairman of Terranova and Masisa’s boards, stated, “By approving the merger, we will form one of the largest forestry groups in Latin America, strengthening our strategic position and creating new growth opportunities.”

Mr. Moura added, “The merger is a logical step and forms part of the integration of two businesses that are highly complementary, including the development of their forestry operations, the use of raw materials, product mix and distribution channels. Since Terranova took control of Masisa, we have captured important synergies that resulted in added value for all of our shareholders, which this merger will only make greater.”

The new company will be one of the largest forestry groups in the region, with assets of US$1.8 billion in Latin America and the United States, and approximately 368 thousand hectares of forestry land in Chile, Argentina, Venezuela and Brazil. In addition, the new company will have the capacity to produce 531,000 cubic meters of sawn lumber and 2.3 million cubic meters of board.

The merged company will have a modern industrial capacity, with productive operations in Chile, Brazil, Venezuela, Argentina, Mexico and the United States.

The forestry equity and industrial capacity of these entities is strengthened with a combined solid commercial strategy. Thus, the merged company will have a distribution network of over 200 franchise stores, called Placacentros, throughout 12 countries in Latin America. In Mexico, the merged company will be one of the main players in the sawn lumber market; and in the United States it will have a strong market presence in value-added wood products, such as doors and mouldings.

In addition to the merger, management will propose at the respective shareholder meetings that the merged entity be called Masisa S.A, due to the greater brand recognition that Masisa has in most markets.

Terranova, which trades on the Chilean stock exchanges, is an integrated forestry company, with productive operations in Chile, Brazil, Venezuela and the United States. Terranova also owns a 52.4% stake in Masisa.

Masisa, which trades on the Chilean and New York Stock Exchanges, is a leading producer and seller of particleboard, MDF and OSB in Latin America with productive operations in Chile, Argentina, Brazil and Mexico.

Additional Information and Where To Find It

In connection with the proposed merger, Terranova S.A. has filed a registration statement on Form F-4 that includes an information statement/prospectus and related materials and both Terranova S.A. and Masisa S.A. may file other relevant documents. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the information statement/prospectus and other documents filed by Terranova S.A. or Masisa S.A. with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the information statement/prospectus, as well as Terranova’s related filings with the SEC, may also be obtained from Terranova by directing a request toTerranova S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Investor Relations, or by telephone at +56-2-350-6000. Free copies of any document filed by Masisa S.A. may also be obtained from Masisa by directing a request to Masisa S.A. at Apoquindo 3650, Piso 10, Las Condes, Santiago de Chile, Attn.: Investor Relations. or by telephone at +56-2-707-8800.

Forward-Looking Information

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future circumstances, industry conditions and company performance. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to Terranova and Masisa, are intended to identify forward-looking statements. Statements regarding synergies of the merged companies, future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause planned actions by Terranova or Masisa, and the actual results or either company, to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2005

Masisa S.A.

By:	/S/ Patrício Reyes
Patrício Reyes General Counsel